August 29, 2023
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re: Global Water Resources, Inc.
Registration Statement on Form S-3
File No. 333- 273896
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Global Water Resources, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:00 p.m., Eastern Time, on Thursday, August 31, 2023, or as soon thereafter as practicable.

The Registrant hereby authorizes Michael M. Donahey, of Snell & Wilmer L.L.P., to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Donahey at (602) 382-6381, or in his absence, Kevin Zen, of Snell & Wilmer L.L.P., at (714) 427-7411. The Registrant also respectfully requests a copy of the written order verifying the effective date.

[SIGNATURE PAGE FOLLOWS]
Global Water Resources, Inc. - Corporate Headquarters    Phone:     480-360-7775
21410 North 19th Avenue, Suite 220, Phoenix, AZ 85027    Fax:     844-232-3517
gwresources.com

Very truly yours,
GLOBAL WATER RESOURCES, INC.

By:	/s/ Michael J. Liebman
Name:	Michael J. Liebman
Title:	Chief Financial Officer and Corporate Secretary

cc:	Michael M. Donahey, Esq.
Kevin Zen, Esq.
Snell & Wilmer L.L.P.

[SIGNATURE PAGE TO REQUEST FOR ACCELERATION]